 Exhibit 99.1

Hailiang Education Group Inc. Announces Establishment of International Headquarters in Singapore

HANGZHOU, China, April 29, 2020 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education”, the “Company” or “we”), an education and management services provider of primary, middle, and high schools in the PRC, today announced the establishment of a wholly-owned international education headquarter in Singapore, Hailiang International Education Group Pte. Ltd. (“HIEG”).

Since 1995, Hailiang Education has been committed to providing “distinguished, specialized, and internationalized” education services and dedicated to becoming an internationally renowned K-12 education group. Our students not only come from Mainland China, Hong Kong, and Macao, but also 22 other countries worldwide, including the United States, Canada, the United Kingdom, Japan and Korea. Based in Singapore, HIEG will promote Hailiang Education’s K-12 education services (including education training and online education, study trip, overseas study consulting services), form a collaborative operating model between our domestic and international headquarters, and provide high quality and diversified service offerings to improve the Company's strategic global education portfolio.

HIEG will expand Hailiang Education’s international business network through implementing the hybrid development strategy, which combines asset-light approach, self-construction and acquisitions, to meet the demands of our students and parents from different regions for their unique and diverse education needs. HIEG’s education training and online education business will follow the two-step strategic approach of "online first + integration of online and offline education". HIEG will explore overseas markets with the business model of targeting corporates and individual clients, rely on the leading technology to create an “education + technology” commercial ecology, and inspire our students to build a bright future. HIEG’s study trip and overseas study consulting services will form an mutual student exchange and course credits recognition mechanism through our international headquarters, provide top-notch school applying and exchange services for students in China, Singapore and other countries, and provide high-quality multilateral exchange and advanced studies platform during the K-12 stage, thereby improving our students' admission rate into internationally renowned schools.

Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education, remarked, “The establishment of HIEG is one of the most important milestones for Hailiang Education to break into the international market and attract overseas capital. It will help promote the development and continued expansion of our various businesses, and will also improve Hailiang education’s brand recognition internationally.”

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students’ life, study, and development. Hailiang Education adapts its education services based upon its students’ individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual programs including Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has also formed an extensive cooperative network with more than 200 educational institutions and universities globally. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:

Mr. Litao Qiu

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com